# THE ONE PITCH DECK



## WHAT IF ALL THE KNOWLEDGE YOU WANT COULD BE INSTANTLY ACCESSIBLE?

CAPITALISING ON THE GROWING DEMAND FOR
LIVE VIDEO CALLING AND WEBINARS TO SHARE AND GAIN KNOWLEDGE

# WE ARE THE ONES

At TheONE people from over 100 countries have signed up to instantly share their knowledge and services on request via live video calling and webinars.



## SHARING AND GAINING KNOWLEDGE WAS NEVER THIS EASY

TheONE believes in ONE world where everyONE is connected and willing to share. Because everyONE can be of value for ONE another.

# WHAT IF GOOGLE S*CKS?

The quest for the ultimate information solution is at its peak. Voice search is on the rise and will make it a little easier to find answers or gain knowledge, but it won't solve the main problems:



## DIFFUSED INFORMATION

Search engines and movie channels like YouTube, usually show outdated, contradictory or sponsored information, which results in a lot of time spent searching for an answer or knowledge.



## TIME CONSUMING

Finding answers on (urgent) matters or gaining knowledge is time consuming due to the diffused information. Making physical appointments with experts and going there takes a lot of time as well.



€

## EXPENSIVE HOURLY FEES

Getting answers (on short questions) or gaining knowledge from experts is expensive as you most of the time need to pay a fixed fee or an hourly rate.

# THE SOLUTION
# CONNECTING PEOPLE VIA LIVE VIDEO & WEBINARS

Live video calling & webinars are booming within the new generation. Technology allows us to instantly contact the expert who has the answers or knowledge people want via a live video connection.
Stop Googling and get in contact with the people who know.


**I'm the ONE** to give legal advice
**I'm the ONE** who can coach you
**I'm the ONE** who knows all about..
**I'm the ONE** to tell you...
**I'm the ONE** to show your next holiday destination
**I'm the ONE** to guide you
**I'm the ONE** who's a user expert on mobile
**I'm the ONE** who can teach you

Hi

## INSTANT CONTACT WITH ANY EXPERT

Search online or in-app for the professional you need. Without the need to know each other in advance. See profiles and expertises and get in touch with your perfect match directly.

Tell me

## LEARN & ASK DURING A WEBINAR

Follow your favourite webinar and ask any question you like. And if any question remains, call the host and get your answers one-on-one.

pay per minute

## PAY PER MINUTE

Affordable for everyone because you can pay a fixed price or pay per minute for as long as the call or webinar lasts. No contracts, no obligations.

## OUR MODEL
# A COMMISSION BASED REVENUE MODEL

We charge 10% commission on each commercial transaction.

Besides that we earn on implementation costs for our B2B and B2C customers offering our services and experts on their sites.

In addition, we have a subscription model for our Webinar solution.

10%

### 10% COMMISSION

For each commercial transaction.

### FIXED B2C / B2B FEES FOR CUSTOM IMPLEMENTATION

Hourly rates or fixed fee implementations
+ commercial transaction fees.


French teacher
Related articles

### WEBINAR SUBSCRIPTIONS

Yearly subscriptions for hosting webinars.

disclaimer: projections are not guaranteed

# TRACTION
# CURRENT FACTS & GROWTH PROJECTION

We went live with our MVP at the end of 2018. At the end of Q1 2019 we entered the mature phase and started to gain traffic with very limited to no revenue.

In Q2 2020 the first revenue stream becomes reality.

We aim for 10 million users in 2022.

‘22

**10 MIO USERS**
**8 MIO EXPERTS**

Now

26+ SPOKEN LANGUAGES
46,000+ EXPERTISES
100+ COUNTRIES

**6,000+ USERS**
**4,000+ EXPERTS**

47,000+ USERS
35,000+ EXPERTS

210,000+ USERS
170,000+ EXPERTS

Q2’20 | Q3’20 | Q4’20 | Q1’21 | Q2’21 | Q3’21 | Q4’21 | Q1’22 | Q2’22 | Q4’22 | Q1’23



Call The ONE.com

## BENEFITS

# UNIQUE SELLING POINTS

For our community & of our company.

### INSTANT ACCESS TO ANY EXPERTISE
24/7 via video calling & webinars

### AFFORDABLE FOR EVERYONE
due to pay per minute

### EARN MONEY FROM ANYWHERE
sign up as an expert in any field


ELISE DU PONT
FRENCH TEACHER
CALL ME NOW

### RAPIDLY GROWING MARKET
live video calling and webinars are the next big thing

### OWN PLATFORM TECHNOLOGY
agile in-house development with 100% IP rights

### SCALABLE BUSINESS MODEL
low overhead, maximum scalability

# WORLD WIDE TARGET MARKET

In the end the main revenue stream will come from B2C and B2B customers. During our business development we focus on high value professionals.
We aim for those with a high amount of clients and a high rate per minute, a high urgency to be contacted, and preferably already using live video solutions like Zoom and other webinar platforms.

## BECOME A SOCIAL NETWORK

**Because everyONE can be of value for ONE another**

## OUR FIRST B2B CUSTOMER

The biggest B2B fitness subscription provider of The Netherlands will offer our online sport and fitness coaches to all of their 22.000 clients.

### HIGH VALUE PROFESSIONALS

Coaches - Teachers & Tutors Lawyers - IT specialists - etc

### B2C / B2B COMPANIES

IT & Electronics, Finance & Legal Business consulting - etc

### MEDIUM VALUE PROFESSIONALS

Plumbers - Dieticians Personal trainers - etc

### LOW VALUE EXPERTS

Fashionistas - Artists Beauticians - etc

Ongoing talks with potential partners:

PORSCHE Certified Expert · NVM Certified Expert · SHUTR Ambassador · Dollar Shave Club certified expert · achmea Certified Expert · a.s.r certified advisor · Muscle Concepts Certified Expert · DB Customer Expert · V&D Fashionist · Sportson certified expert

# LIVE VIDEO (ON DEMAND) & WEBINAR COMPETITION

TheONE is the first platform to allow instant contact between users who were not ‘connected’ or ‘friends’ before. People sign up specifically to be contacted. All other platforms require to first become linked.

This feature makes it very hard for other platforms to copy TheONE, as people on those platforms care about their privacy and/or have other business models.

| | TheONE | Airbnb | Skype | Zoom.us | Clarity.fm | Udemy | Freelance | Youtube | Facebook |
|---|---|---|---|---|---|---|---|---|---|
| Instantly find & contact ANY expert | ✓ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ |
| Live video calling | ✓ | ✗ | ✓ | ✓ | ✗ | ✗ | ✗ | ✗ | ✓ |
| Screen sharing | ✓ | ✓ | ✓ | ✓ | ✗ | ✗ | ✗ | ✗ | ✓ |
| Pay per minute | ✓ | ✗ | ✗ | ✗ | ✓ | ✗ | ✗ | ✗ | ✗ |
| Fixed price | ✓ | ✓ | ✗ | ✗ | ✓ | ✓ | ✗ | ✗ | ✗ |
| Free sign up, No monthly fees | ✓ | ✓ | ✓ | ✗ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Webinars | ✓ | ✓ | ✗ | ✓ | ✗ | ✗ | ✗ | ✓ | ✓ |
| Calendar request | ✓ | ✗ | ✗ | ✓ | ✗ | ✗ | ✗ | ✗ | ✗ |

# GO TO MARKET
# MARKET APPROACH

We focus on attracting organic visitors
that convert to users, experts and calls.

### SEARCH ENGINE OPTIMISATION

Integrate blogs / Owned content
Social media
Influencers / PR
SEA (Q4’20)

### B2C / B2B PARTNERSHIPS

Profile integrations (at partner site)
Partner integrations (at TheONE)
Promotions & PR

### CUSTOMERS OF THE EXPERTS

New clients of our experts need to sign up to call for their expertise

### AFFILIATE PROGRAM

Users create their own community

Organic visitors
Users
Experts
Calls & Webinars
Revenue

| | |
|---|---|
| www.go-vital.nl | Our first B2B customer with 22.000 clients |
| m-unity.calltheone.com | Fitness & coaching blogger |
| lotussailing.calltheone.com | Tourism blogger |
| www.calltheone.com/en/managementgoeroes | Management model blogger |
| www.caltheone.com/en/strife | Music & artist bloggers |
| Certified members | Group of people operating under one label (for example: Babor) |



Call The ONE .com

# GO TO MARKET
# SEO FIRST APPROACH

1. We focus on attracting consumers, which brings us lots of organic traffic/volume
2. The B2C / B2B customers will follow once the crowd comes in

## SEARCH ENGINE EXPERTISE

We gained a lot of knowledge on SEO. Google is picking up our platform and content. Resulting in a higher Search Engine visibility, ranking and click through rate.


weekly traffic growth since Q2'19
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20

## INTEGRATED BLOGS & THEONE ARTICLES

Currently we have 8.000+ articles from 4 integrated blogs. TheONE wrote 400+ high ranking articles in the last 12 months. Our articles have proven to rank us higher every week, gaining more and more traffic, with an online life span of 2 to 6 years.

| | |
|---|---|
| Blogs | 2 - 6 years |
| Pinterest | 4 - 12 months |
| LinkedIn | 1 day |
| Instagram | 21 hours |
| Facebook | 5-6 hours |
| Twitter | 18 mins |

## B2C / B2B CUSTOMERS

Organic visitors

Users

Experts

Calls & Webinars

Revenue



## IMPROVING CONVERSION RATE

We successfully gained more and more traffic to our platform. However, we have some work to do on the conversion rate of visitors to users and experts.

## AFFILIATE MARKETING

In Q3 2020 our affiliate network partners will promote our platform all over the world.

# TIMELINE ROADMAP TO 2022

We expect to gain a lot more users and experts by integrating social platform functionalities. We will start with this after completing the fundaments of our platform for our current experts and after gaining input from our community.

## #PLATFORM-DEVELOPMENT

> BECOME A SOCIAL PLATFORM >>

- SEO Enhancements
- Updates & maintenance
- Webinars
- Payment flow optimisation & International banking
- Multi user call
- Security & abuse enhancements

## #BUSINESS-DEVELOPMENT

- Blog integrations & B2C / B2B partnerships

Q2’20 | Q3’20 | Q4’20 | Q1’21 | Q2’21 | Q3’21 | Q4’21 | Q1’22 | Q2’22 | Q3’22 | Q4’22

# THE ONES CORE TEAM

Working together for over 15 years for major international brands.



**Ben Steenstra**
Creative architect
calltheone.com/ben

## STRATEGY

#Entrepreneurship #Strategy #Concepts #Marketing #B2C/ B2B #Strategic-sparring-partner #Communication

**Founder of**
- Quince advertising agency [ 3 countries / 120 employees ]
- Webellen
- Proudly Open Minded foundation
- Mindd

**Author & Public speaker**
- Management book of the year 2011 - top 5
- Several articles



**Jochem de Klerk**
Hands-on
calltheone.com/jochem

## DESIGN

#Motion graphics #UI design #UX design #Everything-Adobe #Cinema4D

**Co-founder of**
- Mindd

**Employee of**
- Quince

**Published**
- Several 3D tutorials
- Augmented reality solutions



**Harrie van der Lubbe**
Cyber centipede
calltheone.com/harrie

## DEVELOPMENT

#Front-End #UX design #iOS/Android #App&Webdevelopment #WordPress/Laravel

**Co-founder of**
- Quince Indonesia
- Mindd Indonesia

**Author & Public speaker**
- Adobe user group



**Csaba Magyar**
Geek
calltheone.com/csaba

## DEVELOPMENT

#Fully stacked #Javascript #API'S #HTML/CSS #Laravel/PHP #Java

**Partner of**
- Mindd

**Employee of**
- Quince Hungary



**Victor Demmendal**
People connector
calltheone.com/victor

## OPERATIONAL

#Operations #Marketing #Budget&Planning #Traffic #Sales #Finance

**Co-founder of**
- Mindd
- Tennis4Life foundation

**Employee of**
- Renault/Nissan Germany
- Samsung Benelux
- Quince Amsterdam



**Guido Tolkamp**
SEO & languages
calltheone.com/guido

## CONTENT

#SEO #SEA #Translations #Content #Affiliate marketing #Partnerships

**Co-founder of**
- vandaagweg.nl

**Employee of**
- Dräger
- De Raad vastgoed

**"A STRONG TEAM CAN TAKE ANY CRAZY VISION AND TURN IT INTO REALITY"**

# INVESTMENT REQUEST

## 150K+

FUTURE EQUITY (SAFE)
20% DISCOUNT
5 MIO CAP


7,5%
12,5%
30%
50%

## USE OF FUNDS

30% Business development
50% Platform development
12,5% Operations
7,5% WeFunder commission


WE'RE HERE TO SUPPORT YOU TO SHARE YOUR KNOWLEDGE, SKILLS OR EXPERTISE
LIVE VIDEO CHAT
PAID PER MIN
AT YOUR OWN TIME
ONE WORLD - WE CAN ALL BE OF VALUE FOR ANOTHER
Create your own profile page
Search for the ONE
FOR EXAMPLE, IT NERD, MARKETING, PERSONAL COACH, OR FINANCIAL EXPERT
WE'RE HERE TO SHARE OUR KNOWLEDGE
We're the new standard helping you out - instantly via Live Video chat. The new way of learning, coaching, consulting, gaining knowledge, exploring destinations... you name it.
LIVE VIDEO CHAT
24/7
INSTANTLY, ANYTIME
WORLDWIDE
ONE WORLD - WE CAN ALL BE OF VALUE FOR ANOTHER
We're the biggest living encyclopedia of the world